             DANISCO MAKES AN OFFER FOR THE ACQUISITION OF GENENCOR

CONTENTS

General - strategic rationale             page 1
Employees
   Organization                           page 4
   Innovation                             page 5
   HR/Communications                      page 6
Investors & Press                         page 8

GENERAL
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WHAT IS THE CURRENT SITUATION?
Danisco A/S ("Danisco") and Genencor International, Inc. ("Genencor") signed an
Acquisition Agreement for Danisco to acquire Genencor and make it a wholly-owned subsidiary of Danisco. Danisco will commence a tender offer in which it, through an indirect wholly-owned subsidiary, will seek to buy all the outstanding shares of common stock of Genencor (other than those held by Danisco and its subsidiaries) for $19.25 USD/share in cash. The tender offer will be followed by a merger in which all Genencor stockholders (other than Danisco and its subsidiaries) who have not tendered their shares would receive the same per share price. Danisco and Eastman Chemical Company ("Eastman") have entered into a stock purchase agreement under which Eastman has agreed not to tender its shares in the tender offer and under which Danisco will instead acquire all the shares of common stock of Genencor owned by Eastman for $15 USD per share in cash and all the shares of preferred stock of Genencor owned by Eastman for $44 million USD in cash.

The Board of Directors of Genencor approved the transaction based on the recommendation made by a Special Committee consisting of the three independent directors (those members of the Board of Genencor who are not affiliated with either Danisco, Eastman or Genencor's management.).

WHAT HAPPENS NEXT?
Danisco expects to commence the Tender Offer as soon as practicable, and to complete the transactions contemplated by the Tender Offer, the Stock Purchase
Agreement and the Acquisition Agreement no later than May 31, 2005.

HOW WILL AN ACQUISITION OF GENENCOR FIT INTO DANISCO'S STRATEGIC PLANS?
As the world's second largest producer of industrial enzymes and a leading biotechnology company, Genencor is already a major contributor to Danisco's knowledge base and production platform. Through 100% ownership of Genencor,
Danisco will gain access to advanced biotechnology knowledge and a new business area, industrial enzymes, which we expect will have a tremendous future impact on all areas of industrial production, including the food ingredients business.
Danisco's strategic platform will be expanded to include non-food areas where
Danisco believes it can build a top global position. Industrial enzymes is a knowledge-based biotech business, which Genencor believes will be a very important technology going forward, in part due to its environmentally friendly production processes.

The acquisition of Genencor is an important step in consolidating Danisco's position as a world leader in biotechnology. We expect the industrial enzymes business to be a key driver in this endeavor.

HOW DO YOU LINK AN ACQUISITION OF GENENCOR TO DANISCO'S STRATEGY?
Danisco has built on its knowledge in the food and feed industries to identify key performance functionalities for new enzymes while working to improve its competitive position in enzyme development and manufacturing. Genencor's world-class capabilities in these areas will fill the gaps in the existing enzyme market.

HOW CAN YOU COMBINE DANISCO'S EXPERTISE IN FOOD AND FEED WITH BIOCHEMICALS,
DETERGENTS AND HEALTH CARE? Genencor's core competency in enzyme discovery, development and production will be the common starting point for all applications whether they be industrial applications, food or animal feed.
Danisco contributes a world-class capability in enzyme applications and development for food and feed along with the strongest global platform for marketing and servicing these two industries. In addition, Danisco has the financial resources and a long-term commitment to support Genencor in its efforts to reach the number one position within enzymes. Like food ingredients, industrial enzyme products must constantly be improved through application knowledge and chemical/biochemical modification.

WHAT IS DANISCO'S AND GENENCOR'S COMMON HISTORY?
Danisco became a shareholder in Genencor when Danisco acquired Cultor in 1999.
In 2000, the decision was made to make a public offering of the Shares (and list them on the Nasdaq Stock Market) in order to fund a health care initiative. As a result of the public offering, Danisco went from being a 50% owner to being approximately a 41.7% owner of Genencor common shares. Danisco has consistently been of the view that, without a controlling interest in Genencor, its interest could not be considered strategic in its own right and the current ownership structure would not be sustainable in the long term. Since 2000, we have treated our stake in Genencor as a financial asset, which could be reduced or increased at an appropriate point in time. Now, with Eastman's desire to exit the business, we see an excellent opportunity to become a significant player in the enzyme market. On the commercial side, Danisco and Genencor have strong relations through our cooperation agreement and joint development of new enzyme solutions for the food industry. In addition, Genencor is a development partner and enzyme supplier to Danisco Animal Nutrition.

HOW BIG IS DANISCO'S CURRENT SHAREHOLDING IN GENENCOR?
Danisco holds approximately 41.7% of the Shares, in addition to Genencor preferred stock.

HOW BIG IS EASTMAN'S CURRENT SHAREHOLDING IN GENENCOR?
Eastman also holds approximately 41.7% of the Shares and half of the Genencor preferred stock.

WHY IS DANISCO ACQUIRING GENENCOR NOW?
Danisco's interest in enzymes, including industrial enzymes, dates back more than 35 years. In the 1960's, Danisco actually built a large detergent enzyme plant in Grenaa, Denmark, but abandoned the project in the face of a meltdown in the enzyme market caused by allergy issues. When Danisco acquired Cultor in
1999, this interest in industrial enzymes was renewed, but neither Danisco nor
Eastman was able to agree on a valuation of Genencor whereby one could buy out the other. At that time, Danisco decided to focus on its world-class positions within sugar and food ingredients and as a consequence divest its activities outside of these business areas, viewing the sugar business as a good source of cash flow with limited growth potential, and food ingredients as the growth driver. Later, when Danisco considered extending its strategic scope to pursue other business opportunities in food processing and certain non-food applications, it began having conversations with Eastman about Genencor. The
Stock Purchase Agreement is the ultimate result of those discussions.

WHAT IS DANISCO'S VIEW ON BIOTECHNOLOGY?
Danisco has no doubt that biotechnology is the wave of the future. We do not know when it will reach the phase where we can talk about the "age of biotechnology", but we are certain it will come. We have the patience, commitment and resources to be leader in this new age. Danisco views biotechnology as a field limited only by one's imagination, ingenuity and resources to pursue them. We have the resources and the interest to pursue growth and a number one position in all enzyme areas, including industrial, food and feed. Fermentation is becoming a core competency within several activities, including enzymes, starter cultures, antimicrobials and hydrocolloids.

WILL GENENCOR CONTINUE TO BE PUBLICLY TRADED?
Upon the successful completion of the Tender Offer, the Acquisition Agreement and the Stock Purchase Agreement, Genencor will be a wholly-owned subsidiary of
Danisco. The Shares will be delisted from the Nasdaq Stock Market and no longer publicly traded.

WILL GENENCOR'S NAME BE CHANGED?
Genencor International, Inc. will continue to be the name of the legal entity, while organizationally it will be called the Danisco Enzymes Division. Certain of Genencor's trademarks will be retained, including those for industrial enzymes (including grain processing).

WILL THERE BE SYNERGIES AND HOW WILL IT AFFECT BOTH ORGANIZATIONS?
Synergies are expected from a number of sources. There will be sales synergies within food and animal nutrition as well as stronger cross utilization of existing and newly developed enzyme activities across all industries. There will be manufacturing cost synergies from optimizing the overall manufacturing footprint as well as production efficiencies from applying Genencor's production organisms and processes to enzymes produced by Danisco or bought from third parties. Development and commercialization of new enzymes for food and animal feed will accelerate. Some incremental profits are also expected to come when the Enzymes Division applies Danisco's IP. The innovation footprint needs to be evaluated to determine what could be beneficial, but since

Genencor is the leader in enzymes, it will have the lead position in influencing these changes.

HOW MANY PRODUCTION PLANTS WILL GENENCOR HAVE?
Genencor operates eight manufacturing centres located in the United States,
Argentina, Belgium, China and Finland.

WILL SITES BE CLOSED?
Sales offices should be combined wherever it makes sense. Danisco has not contemplated the closure of other sites.

ORGANIZATION
--------------------------------------------------------------------------------

WILL DANISCO'S ORGANIZATIONAL STRUCTURE CHANGE AS A CONSEQUENCE OF THE
ACQUISITION?
Danisco's intention is to form a new Enzymes division with a full complement of
Genencor's capabilities. The Enzymes division will be responsible for production, innovation, marketing and sales of industrial enzymes as well as administration. Current Danisco enzyme production sites will go under the business management of the Enzymes division, which will decide on the most efficient enzyme production footprint.

WHY THE CREATION OF A NEW PRODUCT DIVISION?
In 2001, Danisco introduced a divisional structure with independent product divisions to gear the business for further growth. The recent Rhodia Food acquisition in May 2004 motivated the formation of Danisco Cultures. The acquisition of Genencor will result in the formation of Danisco Enzymes -
product division number 10.

WILL THE ENZYMES DIVISION BE MANAGED FROM DENMARK?
Genencor is being acquired because it has the people, knowledge, facilities and customers in the enzyme business. We see no advantage in moving the headquarters of the business out of Palo Alto.

HOW WILL GENENCOR FIT INTO THE DANISCO ORGANIZATION?
Genencor will be a wholly owned subsidiary reporting to an Executive Board consisting of Alf Duch-Pedersen (Danisco President and CEO), Soren
Bjerre-Nielsen (Danisco CFO and Executive Vice President) and Robert H. Mayer
(Danisco Executive Vice President). Soren Bjerre-Nielsen and Robert H. Mayer
have both been on the Genencor Board of Directors since 1999.

HOW WILL THE FUTURE ORGANIZATION OF GENENCOR LOOK?
Danisco does not have an industrial enzyme program and needs Genencor's management to run this business. There is no interest in changing direction.
Genencor will become a highly autonomous Enzymes division with a full complement of its own capabilities much as it has today. We envisage that the Enzymes division's relationship to the food and animal nutrition markets should in large part reflect the way in which Genencor is currently dealing with these markets.
By this, we anticipate that in the case

of food and feed enzymes, the Enzymes division will use the appropriate food or feed sister division within Danisco to identify market opportunities for future product development and thereafter use these divisions to access Danisco's powerful one-stop-supplier concept for servicing the food industry. Danisco
Animal Nutrition has its own sales force to service the feed industry. All the information we have says that the large-scale starch hydrolysis and HFCS activities should continue in the Enzymes division because this is not an area where the Danisco food application knowledge can add value.

HOW WILL THE ENZYMES DIVISION WORK?
The new Enzymes division is to be the driver of value creation in industrial enzymes and an integral part of value creation in food and animal nutrition. The
Enzymes division will be responsible for its role in value creation in food and feed through production of enzymes to be sold through the food and animal nutrition divisions, and by optimising the production processes to obtain maximum profitability for these activities through the use of innovation, engineering and manufacturing assets in its division. In addition, the Enzymes division will support new product development for the divisions that sell enzymes into food and animal nutrition. The selling divisions will be responsible for identifying promising new opportunities in collaboration with the Enzymes division. A system will be developed to ensure that the Enzymes division is reimbursed for its support. The performance of the Enzymes division is tied to the value created in industrial enzymes plus the additional value created through the divisions that are selling food and feed enzymes. Overall, the Enzymes division will benefit from direct access to the needs of the food and animal nutrition divisions so we can capture the top position in these fields. This will be to the advantage of all the divisions involved. In addition, the Enzymes division will have full access to Danisco technology.

WILL DANISCO'S EXISTING ENZYMES BUSINESS BE SEPARATED FROM THE SPECIALITIES
DIVISION AND JOIN THE NEW DANISCO ENZYMES DIVISION? The Specialties division's enzyme production capacity will move to take advantage of Genencor's ability to drive the most efficient supply of enzymes. However, the Specialties division will be responsible for marketing and sales support of enzymes through Danisco's one-stop-supplier concept. The Enzymes division will supply enzymes to the
Cultures and the Animal Nutrition divisions. We also expect that the Enzymes
Division will supply protein-based products to support antimicrobials and health and nutrition products that will be marketed through either existing or new food divisions.

WHAT IS DANISCO'S ATTITUDE TOWARDS GENENCOR'S HEALTH CARE BUSINESS?
From its beginning, Danisco has been interested in, and supported, the health care business. However, it has become clear that it takes a considerable amount of time to develop this market. Given that health care is outside Danisco's strategic scope, we need to seek a long-term solution in consultation with
Genencor's management to determine the best way to capitalize on this valuable asset. In the meantime, health care will be run as a separate business within
Danisco with the aim of creating value.

INNOVATION
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HOW WILL INNOVATION WORK WITHIN THE ENZYMES DIVISION?
Innovation in support of industrial enzymes is an integral part of the Enzymes division. Innovation for enzyme development, including molecular biology and fermentation/ production skills for all enzymes, will benefit from the combination of the strong molecular biology knowledge at Genencor and the strong application and screening capabilities in food and feed at Danisco.

HOW WILL THE CURRENT ENZYME ACTIVITIES OF GENENCOR AND DANISCO BE AFFECTED?
Today there is some modest overlap in capabilities between Genencor and Danisco that needs to be addressed in order to avoid confusion and inefficiency. Thus, the innovation footprint needs to be evaluated and optimised. As the primary enzyme resource within Danisco, Genencor will have the lead position in influencing these changes. However, food and animal nutrition application innovation will remain in the selling division. An innovation task force will be established to create a system to ensure that all Danisco bioactivities benefit from the superior critical mass that will be available to it.

WHAT WILL THE IMPACT BE ON EXISTING DANISCO R&D SITES?
At present, there is no impact, but future considerations will depend upon regulatory issues and the cost of maintaining research and development activities in Denmark compared to other regions.

WILL DANISCO ALLOW GENENCOR TO INVEST AS MUCH MONEY IN R&D FOR INDUSTRIAL
ENZYMES?
Danisco wants to generate as much value as possible in industrial enzymes, and we recognize that investing in technology drives value creation for enzymes. If the quality of the projects justifies it and the Enzymes division maintains a credible track record of creating value, there is no reason the investment in
R&D cannot be higher than it is today for industrial enzymes.

HR/COMMUNICATIONS
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HOW MANY PEOPLE DOES GENENCOR EMPLOY? Genencor currently employs approximately
1,300 people.

WHAT IS THE IMPACT ON STAFF?
There will be limited impact on staff as Genencor will be a highly autonomous division as previously mentioned. However, certain staff functions such as
Investor Relations will no longer be needed for a wholly owned subsidiary. Of course, wherever changes will not adversely affect the performance of the
Enzymes Division, we should take advantage of the combination. For example if local sales offices can be combined into one office, we should do so. In addition, changes in staff positions will cause some adjustments in the responsibilities, with some responsibilities increasing in relation to Danisco's broader needs at the expense of those Genencor activities that no longer add value.

WILL THERE BE ANY JOB REDUCTIONS?
We cannot rule out reorganization or job reductions. Danisco wants to generate strong profitable growth and needs an organization, performance and cost structure that support this goal. Job growth and reductions need to reflect the needs of the business.

Even though individual business may grow or contract, it is our belief that
Danisco over the long term will grow in aggregate.

WHAT WILL HAPPEN WITH THE CURRENT GENENCOR EMPLOYEE CONTRACTS?
There will be no change to existing employment contracts as a consequence of an acquisition. Danisco intends to acquire the outstanding shares in Genencor, which will continue as a separate legal entity with its subsidiaries, albeit as a wholly owned subsidiary of Danisco.

GENENCOR WON AN AWARD THIS YEAR AS ONE OF THE MOST ATTRACTIVE COMPANIES TO WORK
FOR IN THE US. IS THIS IMPORTANT TO DANISCO? This is indeed very important to
Danisco and it fits well with our efforts to constantly develop Danisco as an attractive place to work in line with our five values of creating value, being innovative, building competencies, taking responsibility and believing in dialogue. We believe that Danisco is considered the most attractive company to work for in the food ingredients field. This is most apparent when we talk to colleagues at conventions and exhibitions like the IFT. Genencor's HR will be expected to play an important part in the continued development of Danisco's HR capabilities.

AS PART OF DANISCO, WILL THE GENENCOR EMPLOYEES HAVE COMPENSATION PROGRAMMES
THAT ARE ATTRACTIVE TO AMERICANS IN SILICON VALLEY? It is important to have employees who can create value in the high-tech field of biotechnology, which has a very strong presence in the high-tech centres of Silicon Valley and San
Diego. Danisco fully realizes that if this is to be a successful acquisition, it must continue to offer compensation and benefit programs that are attractive to
Genencor employees. Danisco is a global company and recognizes that it needs to attract and keep valuable employees. Compensation and benefits are an important part of what attracts and keeps employees. We also know that requirements vary from country to country and even from region to region within a country.
Danisco's current success as a top company in each of its fields of endeavor attests to its success in satisfying its employees' needs. It is our strong impression that Danisco has a lower employee turnover than our peers. No doubt
Silicon Valley is new to us. Genencor knows how to conduct business in this important environment and Danisco would look to Genencor's management to ensure continued attractiveness of the Enzymes Division. If we did not believe we would be able to provide an attractive environment for these employees, we would not have decided to make this acquisition. Genencor has been successful in running a business comprised of both European and American employees, as well as finding ways to differentiate the needs of employees who come from the industrial chemicals field, industrial enzymes and biotech and health care. We are certain it has not been easy, but Genencor has managed this very well. We expect that, with Genencor's help, this we will do the same.

WILL BEING A PART OF DANISCO AFFECT GENENCOR EMPLOYEES' ABILITY TO GET VALUABLE
SHARE OPTIONS?
It is our intention to provide compensation and benefits that are competitive with what Genencor has today though in some areas it may have to be composed differently. With the help of Genencor's management and HR, we will therefore have to institute a blend of compensation, benefits and incentives that are comparable to what Genencor has now. This of course will take into account the differences in Genencor's plans for employees in different parts of the world.
Just as Genencor's compensation and benefit

plans in the past have changed from time to time in order to adapt to changes in the competitive employment market, they will naturally also do so under Danisco.

WHAT WILL HAPPEN TO OUTSTANDING OPTIONS AND OTHER EQUITY-BASED COMPENSATION?
Please refer to the Q&A that Genencor issued to its employees on January 27,
2005 for the treatment of outstanding options and other equity-based compensation in this transaction.

HOW WILL DANISCO COMMUNICATE WITH GENENCOR'S EMPLOYEES?
This Q&A is one element, but as soon as Genencor permits Danisco to do so,
Danisco is prepared to make presentations to Genencor's employees and give them the chance to communicate with Danisco's management. No effort will be spared in this endeavor, as we find this communication our number one priority.

HOW WILL DANISCO COMMUNICATE TO THE CUSTOMERS?
We are planning to visit Genencor's most important customers. In general, we believe that most companies that know us - and we do have a number of joint customers with Genencor's industrial enzymes business - consider Danisco to be a serious and highly competent supplier. Clearly, we are not known for industrial enzymes, but Genencor is. So, we need to convince our customers that we find industrial enzymes a very important part of Danisco's future.

WHEN WILL WE GET FURTHER INFORMATION ABOUT THE SITUATION?

We are aware that the proposed transactions may cause uncertainty about what the future will bring. We will continue to communicate with the public and with
Genencor's employees as the transaction progressed.

INVESTORS/PRESS
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                     Press/investor spokespeople phase one:
                      ADP, RHM, SBN, MvB, DTJ, CJC and NEW

WHY ARE YOU MOVING AWAY FROM THE FOOD INDUSTRY?
Danisco is not moving away from the food industry but is expanding its field of business. Today, we hold leading positions within most of our product areas, which is limiting our ability to grow through acquisitions. The acquisition of
Genencor will allow us to expand in a new direction and will have an important impact on all areas of industrial production in the future.

(another example of market expansion is SOFT-N-SAFE)

HOW DOES THIS FIT INTO YOUR ONE-STOP-SUPPLIER STRATEGY?
With regards to industrial enzymes, there is no fit. However, the technology enables us to bring enzyme-based applications to the market faster. It is a separate business area with its own distribution channels. It is a natural optimization of our distribution platform,

as Genencor did not have access to food or feed customers. See "General"
section, page 1.

DOES DANISCO HAVE SUFFICIENT KNOWLEDGE OF ALL ASPECTS OF GENENCOR'S BUSINESS,
SUCH AS DETERGENT ENZYMES AND STONEWASHING JEANS? The technology and development behind enzyme production - whether for food or non-food applications - is in the same in the initial phases. To put it simply, the application of the enzyme is decided at a later stage of the development process. Genencor's employees possess world-class knowledge of the process from start to finish, which is the knowledge platform that Danisco hopes to be fortunate enough to acquire. See
"General" section, page 2 to get the more diversified picture.

WHAT IS DANISCO'S MARKET POSITION GOAL AS AN ENZYME PROVIDER?
We cannot say when. However, we will pursue a number one position in all enzyme areas. This goal is not realistic in the short term, but we do plan to steadily increase our market share.
(Danisco 18-20%, Novozymes approx. 44%)

WHY DIDN'T YOU JUST CONTINUE THE COOPERATION WITH GENENCOR ON THE SAME LEVEL AS
PREVIOUSLY? Danisco has in its search for new growth opportunities looked at the enzyme market as a very attractive growth market where it can leverage its limited knowledge in enzyme development and comprehensive application knowledge.
The collaboration with Genencor under the Joint Development and Sales Agreement
(JDSA) has revealed that Genencor has a comprehensive knowledge in development and production of enzymes, but it has also revealed that there are a number of obstacles when developing new projects that can only be overcome if the partners are closer as through a 100% joint ownership.

COULD YOU HAVE OBTAINED THE SAME POSITION THROUGH A PORTFOLIO OF JOINT VENTURES
(READ: A SMALLER INVESTMENT)? That alternative was a possibility, but this is a more efficient way of acquiring knowledge in one place. In this way, we also get the spin-off effects of the knowledge base. We have acquired the second largest enzyme producer in the world. Obtaining the same size through joint ventures would have required a much too high degree of management and research skills.

COULD YOU HAVE OBTAINED THE KNOWLEDGE YOU ACQUIRED THROUGH GENENCOR BY STARTING
YOUR OWN COMPANY? No, we do not think this would have been an effective way of doing it.

HOW MUCH HAVE YOU INVESTED? DKK?
Approx. DKK 6 billion.

WHAT ARE GENENCOR'S ANNUAL NET SALES?
Genencor had net sales of US $383 million in 2003.

RETURN ON INVESTMENT WHEN?
With the projected income stream from Gold we expect ROCI to reach WACC in the full year three following the

acquisition and add value in the full year four following the acquisition. This is one year later than in previous acquisitions. This we find acceptable due to:
o     Product areas of Gold add significantly to Danisco's platform for growth
o     Synergies relate more to the sale side than the cost side, which are harder to quantify and longer to implement

WHAT ARE YOUR PLANS FOR GENENCOR'S HEALTH CARE BUSINESS?
At this point, we see it as an important part of Genencor but, naturally, we will thoroughly review this area to establish its actual value. See
"Organization" section, page 5.

IS THE ACQUISITION OF GENENCOR A THREAT TO DANISCO'S EMULSIFIER BUSINESS?
No. One of the reasons for the acquisition is to gain the ability to be in the best position to take advantage of what each of these product areas brings to solving the needs of the food industry as well as putting Danisco in a unique position to combine enzymes and emulsifiers to take advantage of their complementary functionality.

WHAT WILL YOU DO WITH THE AREAS MENTIONED IN "TECHNOLOGY DEVELOPMENT"?
The areas will be developed. One example is bioethanol, which will be developed in cooperation with the US government. We also see interesting opportunities for our sugar production. DO YOU EXPECT ONGOING PROBLEMS?

HOW MUCH WILL YOU INVEST IN GENENCOR IN THE COMING YEARS?
We will thoroughly review the business areas and decide what the additional investments should be made.

GENENCOR HAS HAD TO READJUST. DO YOU EXPECT ONGOING PROBLEMS?
No.  The readjustment was a one-time event.

WHERE DOES DANISCO EXPECT THE BIGGEST COST SYNERGIES?
o     In administration and consolidation of sales offices
o     In innovation, as Danisco will no longer have to conduct internal and external R&D in those areas where Genencor already has developed the knowledge and intellectual property (IP) (i.e., no need to reinvent the wheel)
o     Through optimization of the enzyme manufacturing footprint coming from
      Genencor and Danisco
o     Applying Genencor's superior production knowledge and IP to the enzymes produced and purchased by Danisco
o     Applying special enzymes Danisco has developed for food and feed to industrial applications

HOW WILL YOU EXPAND THE ENZYME BUSINESS?
Through leveraging our distribution network and further developing feed enzymes, as well as by getting our products to the market faster.

WHAT DO YOU DO IF ANOTHER BID COMES UP?
This is speculation and in that case we will evaluate the competing bid.

WHAT IF NOVOZYMES TRIES TO GET GENENCOR?
It is unlikely that the various competition authorities would permit such a transaction.

DID DANISCO BUY GENENCOR IN ORDER TO REACH THE 2005 FINANCIAL TARGET?
No, this has not been a decisive factor. Danisco has bid for Genencor to gain access to advanced biotechnology knowledge and a new business area, industrial enzymes, which we expect will have a tremendous future impact on all areas of industrial production, including the food ingredients business.

WHY DID YOU NOT DO THIS BEFORE?
The opportunity was not there before. The two major shareholders were not able to enter an agreement sooner. But an agreement at a mutually agreeable price is now possible.

ARE YOU BUYING BECAUSE NOBODY ELSE WOULD?
No. The timing is right and we believe the price to be attractive and fair.

WHICH OTHER COMPANIES HAVE SHOWN INTEREST IN BUYING GENENCOR?
We do not have knowledge of and cannot comment on the process.

WHO ARE YOUR MAIN COMPETITORS?
Danisco's main competitiors are Novozymes and DSM.

WHAT IS DANISCO'S WORLD MARKET POSITION AFTER THE ACQUISITION?
Danisco will occupy the number two position in the global enzymes market.

WHAT IS GENENCOR'S GLOBAL MARKET SHARE IN THE VARIOUS SEGMENTS?
Genencor has a number two position globally, and this is generally true of its various segments as well.

WILL GENENCOR BE A DIVISION OR AN INDEPENDENT COMPANY?
It will be a division named Danisco Enzymes

WHERE WILL THE NEW ENZYMES DIVISION BE HEADQUARTERED?
At Genencor's current headquarters in Palo Alto,California.

WILL ALL ENZYME PRODUCTION BE MOVED TO THE US THEN?
The Enzymes Division needs to decide what industrial footprint makes the most competitive sense. Since Genencor will be the leader in enzymes within Danisco, it will have the lead position in influencing possible changes.

IF SO, HOW MANY DANISH JOBS WILL THAT COST?
This acquisition is, as you know, just announced. This means that we have not come as far as to considering that yet. The important thing for us is to thoroughly map the core competencies of both companies before we begin contemplating reorganization.

WHAT WILL THE IMPACT BE ON EXISTING DANISCO PRODUCTION PLANTS?
The Enzymes Division will decide on the future production set-up.

IS THERE SCOPE FOR RATIONALIZATION OF GENENCOR'S PRODUCTION STRUCTURE? NOVOZYMES
ALSO HAS EIGHT PRODUCTION SITES GLOBALLY?
It is too early to say, but we will evaluate and optimize Genencor's production structure once the transactions are completed.

IS DANISCO ABOUT TO MOVE TO THE US?
No.  See "Organization" section, page 4.

WHO WILL BE HEADING THE DIVISION?
Danisco does not have a serious industrial enzyme program and needs Genencor's management to run this business. There is no interest in changing direction. See
"Organization" section, page 4.

WILL DANISCO ELIMINATE THE SPECIALITIES DIVISION?
No.  See "Organization" section, page 5.

WHAT WILL DANISCO DO TO ADDRESS OVERLAPS IN ENZYME RESEARCH AND DEVELOPMENT?
Today there is some modest overlap in the enzyme research and development capabilities of Genencor and Danisco that needs to be evaluated and addressed.
Some of Danisco's innovation activities have been devoted to bridge the knowledge gap between Genencor and Novozymes and some of this work will no longer be needed. See "Innovation" section, page 6.

WHAT WILL THE IMPACT BE ON EXISTING DANISCO R&D SITES?
At present, there is no impact, but future considerations will depend upon regulatory issues and the cost of maintaining R&D in Denmark compared to other regions.

WILL ALL R&D BE MOVED TO THE US?
No.  See "Innovation" section, page 6.

HOW WILL THE ACQUISTION AFFECT THE COMPOSITION OF DANISCO SALES IN NON FOOD AND
FOOD RELATED BUSINESS?
For the group (including sugar) the non food and feed share of sales will increase to around 18% from just below 5% (Internal: 3,3%). When excluding sugar the share increases to around 20% from the range 5-10% (internal: 6,4%).

How is Genencor's sale distributed on technical/industrial, feed and food enzymes?
Technical/industrial enzymes make up almost 90% of sales, food and feed make up the rest in almost equal amounts.

NOTICE TO READ TENDER OFFER MATERIALS

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Genencor. At the time the tender offer is commenced, an indirect wholly-owned subsidiary of Danisco ( "Danisco's acquisition subsidiary") and Danisco intend to file a Tender Offer Statement on
Schedule TO with the Securities and Exchange Commission containing an offer to purchase, forms of letters of transmittal and other documents relating to the transaction and Genencor intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction with the Securities and Exchange
Commission. Danisco's acquisition subsidiary, Danisco and Genencor intend to mail these documents to the stockholders of Genencor. Genencor and Danisco also intend to file a Transaction Statement on Schedule 13E-3 with the Securities and
Exchange Commission relating to the transaction. These documents will contain important information about the transaction and stockholders of Genencor are urged read them carefully when they become available. Stockholders of Genencor will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at

www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Danisco by contacting Danisco at: Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark, attention:
Investor Relations, or from Genencor by contacting Genencor at: 925 Page Mill
Road, Palo Alto, CA 94304, attention: Investor Relations.